Quarterly Earnings Report 1Q10                                                                                  April 28, 2010

Net Income Rose 37.52%

Financial Highlights:
(All figures are expressed in millions of Mexican pesos of purchasing power as of March 2010. Comparisons are made with the same period of 2009, unless otherwise stated. Figures may vary due to rounding practices).

    Net sales for the quarter rose 4.01% to reach $7,724.08 million
    Gross income increased 6.49% compared to the same period of 2009
    The gross margin for the quarter was 11.44%
    Quarterly operating expenses as a percentage of sales were 7.30%, 22 b.p. lower than reported during the first quarter of 2009
    Operating income increased 17.96% versus 1Q09
    The operating margin for the quarter was 4.14%
    The CCF for the quarter decreased 12.26% compared to the first quarter of the previous year
    Tax provisions were 54.62% lower than in 1Q09
    Net profit for the quarter was $247.46 million, an increase of 37.52%
    Cash and cash equivalents at the end of the quarter was $501.51 million

  Mexico City, Mexico, April 28, 2010. Grupo Casa Saba (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, health and beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the first quarter of 2010.

  QUARTERLY EARNINGS

  NET SALES

  During the first quarter of 2010, GCS’s sales reached $7,724.08 million, an increase of 4.01%.

  SALES BY DIVISION

  PRIVATE PHARMA

  Quarterly sales in our Private Pharma division rose 4.63% versus the first quarter of 2009, primarily as a result of an increase in the sales of our Mexican distribution operations.

  During the period, sales for this division reached $6,759.43 million, which compared favorably to the $6,460.45 million registered during the same period of the previous year. As a result, Private Pharma represented 87.51% of the Group’s total sales, 52 basis points higher than the participation that it had in 1Q09.

  GOVERNMENT PHARMA

  During the period, sales in our Government Pharma division declined 21.39% versus the first quarter of 2009.  This was mainly due to the fact that our sales to institutions such as PEMEX and ISSEMYM, among others, decreased.

  As a percentage of total sales, this division went from representing 2.26% in 1Q09 to 1.71% during the first quarter of 2010.

  HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

  Sales in our Health, Beauty, Consumer Goods, General Merchandise and Other division reached $642.80 million, an increase of 3.97% compared to the first quarter of 2009. This was due not only to the incorporation of new brands but also to an increase in offers and promotions that stimulated the demand for these products in the marketplace.

  This division represented 8.32% of GCS’s total sales in both 1Q09 and 1Q10.

  PUBLICATIONS

  Publication distribution sales increased 5.62% during the quarter. This growth was largely due to the addition of several significant new magazine titles to the product catalog. In addition, we purged low demand publications from the catalog in order to improve Citem’s overall profitability.

  Consequently, this division’s participation as a percentage of total sales went from 2.42% in 1Q09 to 2.46% in the first quarter of 2010.

  As a result, the sales mix for the quarter was:

                                                                    Division                               % of Sales
                                                Private Pharma                             87.51%
                                            Government Pharma                          1.71%
                                  Health, Beauty, Consumer Goods,
                                    General Merchandise and Other                  8.32%
                                                  Publications                                2.46%

                                                     TOTAL                                   100.00%

  GROSS INCOME

  During the first quarter of the year, Grupo Casa Saba’s gross income grew 6.49% versus the same period of the previous year to reach $883.46 million.  This increase was primarily due to a reduction in the cost of sales of the merchandise sold as a percentage of net sales.  As such, the company’s gross margin was 11.44%, 27 basis points higher than the 11.17% margin reported in 1Q09.

  OPERATING EXPENSES

  GCS’s operating expenses reached $563.71 million in 1Q10, an increase of 0.92% compared to the first quarter of 2009.

  Operating expenses represented 7.30% of our total sales in 1Q10 compared to 7.52% during the same period of the previous year, resulting in a decline of 22 basis points.

  OPERATING INCOME

  Quarterly operating income was $319.74 million, 17.96% higher than the $271.05 million reported in 1Q09.  The growth was due to the fact that the increase in sales, combined with an improvement in our commercial negotiations with providers was sufficient to offset the increase in operating expenses.

  As a result, the operating margin was 4.14%, 49 basis points higher than the 3.65% margin registered during the first quarter of 2009.

  OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

  Operating income plus depreciation and amortization for 1Q10 was $339.12 million, an increase of 16.80% compared to the first quarter of 2009.  Depreciation and amortization for the period was $19.37 million, 0.46% higher than in the first quarter of 2009.

  CASH AND CASH EQUIVALENTS

  Cash and cash equivalents at the end of the first quarter of 2010 was $501.51 million, an increase of 315.27% compared to the same period of 2009.

  COMPREHENSIVE COST OF FINANCING

  During the period, GCS’s comprehensive cost of financing (CCF) reached $54.92 million, 12.26% lower than the CCF reported during 1Q09. This was primarily due to a reduction in interest payments and an increase in interest earned.

  OTHER EXPENSES (INCOME)

  During the first quarter of 2010, the Company reported an income of $6.96 million in other expenses (income), a decline of 72.23% versus the same period of 2009. It is worth mentioning that the expenses (income) from this line item were derived from activities that are distinct from the company’s everyday business operations.

  TAX PROVISIONS

  During the first quarter, tax provisions were $24.33 million, 54.62% less than the $53.61 million reported during 1Q09.  All of the provisions this quarter were related entirely to income tax payments.

  NET INCOME

  As a result, GCS’s net income for the first quarter was $247.46 million, an increase of 37.52% compared to the first quarter of 2009. This was primarily due to the improvements in our operating efficiency as well as a reduction in the CCF and lower overall tax provisions.

  Consequently, the net margin for the period was 3.20%, 78 basis points higher than the 2.42% net margin registered during the first quarter of 2009.

  .

  WORKING CAPITAL

  During the first quarter of 2010, our accounts receivable days increased by 2.8 days from 1Q09 to reach 73.0 days.  In addition, our accounts payable days rose by 8.7 days versus 1Q09, to reach 74.9 days.  Finally, our inventory days were 54.2 days, 1.7 fewer days than we had during the same period of the previous year.

  The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange and its ADRs on the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

  Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

  As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and other countries in which Grupo Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

  Contacts:
  GRUPO CASA SABA                                     IR Communications:
  Sandra Yatsko                                               Jesús Martínez Rojas
  +52 (55) 5284-6623                                        +52 (55) 5644-1247
  syatsko@casasaba.com                                 jesus@irandpr.com

GRUPO CASA SABA S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

In thousands of Mexican pesos as of March 2010

I T E M	March 10	March 09	Change

TOTAL ASSETS	15,516,695	13,622,869	1,893,827

CURRENT ASSETS	12,372,790	10,660,172	1,712,618
CASH AND CASH EQUIVALENTS	501,513	120,767	380,746
ACCOUNTS RECEIVABLE (NET)	6,266,099	5,793,961	472,138
OTHER ACCOUNTS RECEIVABLE (NET)	1,387,871	525,339	862,532
INVENTORIES	4,117,365	4,094,946	22,418
OTHER CURRENT ASSETS	99,943	125,158	(25,215)

NET PROPERY, PLANT AND EQUIPMENT	1,314,405	1,367,311	(52,906)
PROPERTY	1,359,450	1,354,415	5,036
MACHINERY AND EQUIPMENT	460,364	505,990	(45,626)
OTHER EQUIPMENT	671,969	650,409	21,560
ACCUMULATED DEPRECIATION	1,177,378	1,143,502	33,876

DEFERRED ASSETS (NET)	1,619,842	1,305,125	314,717
OTHER ASSETS	209,658	290,261	(80,602)

TOTAL LIABILITIES	7,931,755	7,068,168	863,587

CURRENT LIABILITIES	6,668,553	5,462,326	1,206,227
ACCOUNTS PAYABLE	4,574,562	4,090,648	483,914
BANK DEBT	1,638,413	845,451	792,962
OTHER CURRENT LIABILITIES	455,578	526,227	(70,649)
LONG TERM LIABILITIES	841,177	1,118,000	(276,823)
BANK DEBT	841,177	1,118,000	(276,823)

OTHER LIABILITIES	422,025	487,842	(65,817)

SHAREHOLDER'S EQUITY	7,584,940	6,554,701	1,030,239

PAID-IN CAPITAL	1,992,326	1,992,326	-
CAPITAL STOCK	167,903	167,903	-
RESTATEMENT IN CAPITAL STOCK	955,862	955,862	-
PREMIUM ON STOCK SOLD	868,561	868,561	-
CAPITAL INCREASE (DECREASE)	5,592,615	4,562,375	1,030,239
CUMMULATIVE RESULTS AND EQUITY RESERVE	6,234,346	6,057,256	177,090
RESERVE FOR SHARES REPURCHASE	1,063,517	1,063,517	-
OVERAGE (DEFICIT) ON RESTATEMENT ON STOCKHOLDER'S EQUITY	(1,952,711)	(2,738,339)	785,629
NET INCOME	247,463	179,941	67,521

GRUPO CASA SABA, S.A.B. DE C.V.

Figures are expressed in thousands of Mexican pesos as of March 2010

	Jan-Mar		Jan-Mar		Variation
Income Statement	2009	% of sales	2010	% of sales	$	%
NET SALES	7,426,300	100.00%	7,724,080	100.00%	297,780	4.01%
COST OF SALES	6,596,656	88.83%	6,840,615	88.56%	243,959	3.70%
Gross Profit	829,644	11.17%	883,464	11.44%	53,820	6.49%
Operating Expenses
Sales Expenses	220,166	2.96%	218,995	2.84%	-1,172	(0.53%)
Administrative Expenses	338,423	4.56%	344,723	4.46%	6,301	1.86%
OPERATING EXPENSES	558,589	7.52%	563,718	7.30%	5,129	0.92%

Operating Income	271,055	3.65%	319,746	4.14%	48,691	17.96%
COMPREHENSIVE COST OF FINANCING
Interest Paid	61,622	0.83%	57,286	0.74%	-4,335	(7.04%)
Interest (Earned)	-1,234	(0.02%)	-1,873	(0.02%)	-640	51.88%
Exchange Loss (Gain)	2,205	0.03%	-492	(0.01%)	-2,697	(122.33%)
Monetary Position (gain)	0	0.00%	0	0.00%	0	0.00%
Comprehensive Cost of Financing	62,593	0.84%	54,920	0.71%	-7,672	(12.26%)

OTHER EXPENSES (INCOME), net	-25,093	(0.34%)	-6,967	(0.09%)	18,126	(72.23%)

NET INCOME BEFORE TAXES	233,556	3.14%	271,793	3.52%	38,283	16.37%

PROVISIONS FOR:
Income Tax	53,614	0.72%	24,331	0.31%	-29,283	(54.62%)
Asset Tax	0	0.00%	0	0.00%	0	0.00%
Deferred Income Tax	0	0.00%	0	0.00%	0	0.00%
Profit sharing due	0	0.00%	0	0.00%	0	0.00%
Deferred Profit sharing due	0	0.00%	0	0.00%	0	0.00%
Total taxes	53,614	0.72%	24,331	0.31%	-29,283	(54.62%)

Net Income Before Extraordinary Items	179,941	2.42%	247,463	3.20%	67,521	37.52%

Extraordinary Items (Income)	0	0.00%	0	0.00%	0	0.00%
Net Income	179,941	2.42%	247,463	3.20%	67,521	37.52%

Depreciation and Amortization	19,284	0.26%	19,374	0.25%	89	0.46%
Operating income plus Depreciation and Amortization	290,340	3.91%	339,120	4.39%	48,780	16.80%